December 17, 2012

Via EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler

Re:	Prothena Corporation plc (formerly Neotope Corporation Limited)
Request for Acceleration of Effectiveness of Registration Statement on Form 10 File No. 001-35676

Ladies and Gentlemen:

Prothena Corporation plc, an Irish public limited company (the “Company”), respectfully requests that the effectiveness of the above-referenced registration statement (the “Registration Statement”) be accelerated so that it may become effective on December 17, 2012 at 5:00 p.m. Eastern, or as soon thereafter as practicable.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the reasons for this request are as follows: on December 7, 2012, the Board of Directors of Elan Corporation, plc (“Elan”) took several actions in connection with the demerger of the Company from Elan, including approving the consummation of the demerger. Elan and the Company wish to commence immediately the process of printing the Information Statement, which is filed as an exhibit to the Registration Statement, and mailing it as soon as possible.

In addition, the Company hereby acknowledges the following:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Christopher T. Cox of Cadwalader, Wickersham & Taft LLP at 212-504-6888.

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Prothena Corporation plc

By:	/s/ Neil McLoughlin
Name:	Neil McLoughlin
Title:	Company Secretary

cc:	Dale Schenk, PhD,
Prothena Corporation plc

Christopher T. Cox, Cadwalader, Wickersham & Taft LLP